Exhibit 77K

Changes in Accountants

2.	On December 11, 2006 the Company by action of its Board
of Trustees taken on December 11, 2006, engaged Tait,
Weller & Baker LLP as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year ended December 31, 2006. Prior to the engagement of Tait, Weller & Baker LLP and during the Company's Fiscal Year neither the Company nor any one on its behalf consulted Tait, Weller & Baker LLP regarding either (i) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements of
(ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item
304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).